                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                        Commission file number 001-12335


                      Butler Employee Savings Trust (BEST)
                                   401(k) Plan


                          Butler Manufacturing Company
                                    BMA Tower
                                Penn Valley Park
                              Kansas City, MO 64108

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of the
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits, with fund information of the Butler Manufacturing Company 401(k) Employee Savings Trust Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits, with fund information for 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information and changes in net assets available for benefits, with fund information is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ Arthur Andersen, LLP
Kansas City, Missouri,
     June 29, 1999

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           DECEMBER 31, 1998 AND 1997





                                                                        Fund Information for 1998
                                      ----------------------------------------------------------------------------------------------
                                        Managed                                          Equity      International
                                         Income          Puritan         Magellan        Income          Growth           Asset
                                        Portfolio          Fund            Fund           Fund            Fund           Manager
                                      --------------  --------------  --------------  --------------  --------------  --------------
ASSETS:
Investments, at fair value-
Fidelity investment funds-
Managed Income Portfolio                  $9,221,787     $         -     $         -     $         -      $        -      $        -
Puritan Fund                                       -      12,947,133               -               -               -               -
Magellan Fund                                      -               -      28,231,877               -               -               -
Equity Income Fund                                 -               -               -      13,134,872               -               -
International Growth Fund                          -               -               -               -       1,411,862               -
Asset Manager                                      -               -               -               -               -       1,195,558
Asset Manager Growth                               -               -               -               -               -               -
Asset Manager Income                               -               -               -               -               -               -
Retirement Money Market Trust                      -               -               -               -               -               -
Butler Stock Fund                                  -               -               -               -               -               -
Participant loans                                  -               -               -               -               -               -
                                      --------------  --------------  --------------  --------------  --------------  --------------
Total investments                          9,221,787      12,947,133      28,231,877      13,134,872       1,411,862       1,195,558
                                      --------------  --------------  --------------  --------------  --------------  --------------

Receivables-
Employee contributions receivable             76,532          89,135         187,611          94,155          24,092          14,651
Employer contributions receivable            125,021         145,260         354,993         156,740          39,502          24,315
                                      --------------  --------------  --------------  --------------  --------------  --------------
Total receivables                            201,553         234,395         542,604         250,895          63,594          38,966
                                      --------------  --------------  --------------  --------------  --------------  --------------
Net assets available
for benefits                              $9,423,340     $13,181,528     $28,774,481     $13,385,767      $1,475,456      $1,234,524
                                      ==============  ==============  ==============  ==============  ==============  ==============
                                                                                (continued)

                                                                    Fund Information for 1998
                                      ------------------------------------------------------------------------------
                                                                        Retirement
                                          Asset           Asset           Money          Butler
                                         Manager         Manager          Market         Stock         Participant
                                          Growth          Income          Trust           Fund            Loans           Total
                                      --------------  --------------  --------------  --------------  --------------  --------------
ASSETS:
Investments, at fair value-
Fidelity investment funds-
Managed Income Portfolio                  $        -    $      -          $        -      $        -      $        -     $ 9,221,787
Puritan Fund                                       -           -                   -               -               -      12,947,133
Magellan Fund                                      -           -                   -               -               -      28,231,877
Equity Income Fund                                 -           -                   -               -               -      13,134,872
International Growth Fund                          -           -                   -               -               -       1,411,862
Asset Manager                                      -           -                   -               -               -       1,195,558
Asset Manager Growth                       2,905,550           -                   -               -               -       2,905,550
Asset Manager Income                               -     780,900                   -               -               -         780,900
Retirement Money Market Trust                      -           -           6,490,185               -               -       6,490,185
Butler Stock Fund                                  -           -                   -       1,176,481               -       1,176,481
Participant loans                                  -           -                   -               -       2,260,316       2,260,316
                                      --------------  --------------  --------------  --------------  --------------  --------------
Total investments                          2,905,550     780,900           6,490,185       1,176,481       2,260,316      79,756,521
                                      --------------  --------------  --------------  --------------  --------------  --------------
Receivables-
Employee contributions receivable             31,410      10,098              57,068          21,603               -         606,355
Employer contributions receivable             47,455      13,597             102,710         574,834               -       1,584,427
                                      --------------  --------------  --------------  --------------  --------------  --------------
Total receivables                             78,865      23,695             159,778         596,437               -       2,190,782
                                      --------------  --------------  --------------  --------------  --------------  --------------
Net assets available
for benefits                              $2,984,415    $804,595          $6,649,963      $1,772,918      $2,260,316     $81,947,303
                                      ==============  ==============  ==============  ==============  ==============  ==============
                                                                      (continued)


                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           DECEMBER 31, 1998 AND 1997
                                   (continued)




                                                                        Fund Information for 1997
                                      ----------------------------------------------------------------------------------------------
                                          Managed                                         Equity       International
                                          Income          Puritan        Magellan         Income          Growth           Asset
                                         Portfolio         Fund            Fund            Fund            Fund           Manager
                                      --------------  --------------  --------------  --------------  --------------  --------------
ASSETS:
 Investments, at fair value-
  Fidelity investment funds-
   Managed Income Portfolio               $7,727,813     $         -     $         -     $         -      $        -        $      -
   Puritan Fund                                    -      10,234,505               -               -               -               -
   Magellan Fund                                   -               -      19,377,145               -               -               -
   Equity Income Fund                              -               -               -      11,746,813               -               -
   International Growth Fund                       -               -               -               -       1,077,993               -
   Asset Manager                                   -               -               -               -               -         850,659
   Asset Manager Growth                            -               -               -               -               -               -
   Asset Manager Income                            -               -               -               -               -               -
   Retirement Money
    Market Trust                                   -               -               -               -               -               -
   Butler Stock Fund                               -               -               -               -               -               -
   Participant loans                               -               -               -               -               -               -
                                      --------------  --------------  --------------  --------------  --------------  --------------
      Total investments                    7,727,813      10,234,505      19,377,145      11,746,813       1,077,993         850,659
                                      --------------  --------------  --------------  --------------  --------------  --------------

Receivables-
 Employee contributions
  receivable                                  72,905          81,707         153,716          88,208          21,619          13,694
 Employer contributions
  receivable                                 120,347         131,554         301,399         145,801          33,622          19,613
                                      --------------  --------------  --------------  --------------  --------------  --------------
    Total receivables                        193,252         213,261         455,115         234,009          55,241          33,307
                                      --------------  --------------  --------------  --------------  --------------  --------------
    Net assets available
     for benefits                         $7,921,065     $10,447,766     $19,832,260     $11,980,822      $1,133,234        $883,966
                                      ==============  ==============  ==============  ==============  ==============  ==============

                                                The accompanying notes are an integral part of these financial statements.

                                                                Fund Information for 1997
                                      ------------------------------------------------------------------------------
                                                                        Retirement
                                           Asset           Asset           Money           Butler
                                          Manager         Manager         Market           Stock        Participant
                                          Growth          Income           Trust           Fund           Loans           Total
                                      --------------  --------------  --------------  --------------  --------------  --------------
ASSETS:
 Investments, at fair value-
  Fidelity investment funds-
   Managed Income Portfolio               $        -        $      -      $        -      $        -      $        -     $ 7,727,813
   Puritan Fund                                    -               -               -               -               -      10,234,505
   Magellan Fund                                   -               -               -               -               -      19,377,145
   Equity Income Fund                              -               -               -               -               -      11,746,813
   International Growth Fund                       -               -               -               -               -       1,077,993
   Asset Manager                                   -               -               -               -               -         850,659
   Asset Manager Growth                    1,886,165               -               -               -               -       1,886,165
   Asset Manager Income                            -         404,353               -               -               -         404,353
   Retirement Money
    Market Trust                                   -               -       5,208,009               -               -       5,208,009
   Butler Stock Fund                               -               -               -         968,417               -         968,417
   Participant loans                               -               -               -               -       1,791,420       1,791,420
                                      --------------  --------------  --------------  --------------  --------------  -------------
      Total investments                    1,886,165         404,353       5,208,009         968,417       1,791,420      61,273,292
                                      --------------  --------------  --------------  --------------  --------------  --------------

Receivables-
 Employee contributions
  receivable                                  27,420           7,972          56,314          20,210               -         543,765
 Employer contributions
  receivable                                  42,729           9,592          95,989         505,044               -       1,405,690
                                      --------------  --------------  --------------  --------------  --------------  --------------
    Total receivables                         70,149          17,564         152,303         525,254               -       1,949,455
                                      --------------  --------------  --------------  --------------  --------------  --------------
    Net assets available
     for benefits                         $1,956,314        $421,917      $5,360,312      $1,493,671      $1,791,420     $63,222,747
                                      ==============  ==============  ==============  ==============  ==============  ==============

                                                The accompanying notes are an integral part of these financial statements.


                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                         Managed                                          Equity       International
                                          Income                         Magellan         Income         Growth           Asset
                                        Portfolio      Puritan Fund        Fund            Fund           Fund           Manager
                                      --------------  --------------  --------------  --------------  --------------  --------------
  CONTRIBUTIONS:
  Employee                                  $961,251      $1,191,148      $2,379,995      $1,373,714        $316,677     $  182,898
  Employer                                   125,021         145,260         354,993         156,740          39,502         24,315
  Rollover                                   396,371         242,018         444,231          57,474          12,098        158,591
                                      --------------  --------------  --------------  --------------  --------------  --------------
   Total  contributions                    1,482,643       1,578,426       3,179,219       1,587,928         368,277        365,804

INCOME:
  Net appreciation (depreciation)
   in fair value of investments                    -         473,153       5,522,556         721,171          57,050        (57,976)
  Interest and dividends                     522,803       1,314,306       1,328,383         768,280          49,582        212,663
OTHER INCREASES (DECREASES):
  Distributions                             (527,458)       (427,677)     (1,089,782)       (599,985)        (73,818)       (48,079)
  Fees                                        (1,550)         (8,867)         (6,202)         (1,384)            (91)          (259)
  Loan repayments                            164,795         109,323         282,617         115,424          15,865         12,931
  Loan withdrawals                          (299,196)       (161,882)       (433,016)       (188,312)        (33,553)       (39,526)
  Net interfund transfers                    162,179        (145,618)        157,056        (998,386)        (41,090)       (95,000)
  Net transfers (to) from another
   employer-sponsored fund                    (5,066)          2,598          (6,429)            209               -              -
  Other                                        3,125               -           7,819               -               -              -
                                      --------------  --------------  --------------  --------------  --------------  --------------
    Increase in net assets available
     for plan benefits                     1,502,275       2,733,762       8,942,221       1,404,945         342,222        350,558
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year               7,921,065      10,447,766      19,832,260      11,980,822       1,133,234        883,966
                                      --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                    $9,423,340     $13,181,528     $28,774,481     $13,385,767      $1,475,456     $1,234,524
                                      ==============  ==============  ==============  ==============  ==============  ==============

                                                  The accompanying notes are an integral part of this financial statement.


                                          Asset            Asset        Retirement        Butler
                                         Manager          Manager          Money          Stock        Participant
                                          Growth          Income       Market Trust        Fund           Loans           Total
                                      --------------  --------------  --------------  --------------  --------------  --------------

  CONTRIBUTIONS:
  Employee                                $  418,963        $116,449        $730,842      $  253,133      $        -    $ 7,925,070
  Employer                                    47,455          13,597         102,710         574,834               -      1,584,427
  Rollover                                   286,111         169,415          16,242           6,734               -      1,789,285
                                      --------------  --------------  --------------  --------------  --------------  -------------
   Total  contributions                      752,529         299,461         849,794         834,701               -     11,298,782

INCOME:
  Net appreciation (depreciation)
   in fair value of investments               (4,266)          1,539               -        (460,840)              -      6,252,387
  Interest and dividends                     403,264          62,999         312,349          25,082               -      4,999,711
OTHER INCREASES (DECREASES):
  Distributions
  Fees                                      (192,521)        (18,825)       (538,688)       (141,532)        (95,012)    (3,753,377)
  Loan repayments                               (295)           (120)         (2,110)        (41,112)              -        (61,990)
  Loan withdrawals                            22,253           6,189          83,861          14,756        (828,014)             -
  Net interfund transfers                    (60,563)        (25,154)       (128,756)        (25,455)      1,395,413              -
  Net transfers (to) from another            114,823          56,589         715,661          73,786               -              -
   employer-sponsored fund                    (7,123)              -          (2,460)           (139)         (3,080)       (21,490)
  Other                                            -               -               -               -            (411)        10,533
                                       -------------  --------------  --------------  --------------  --------------  -------------

    Increase in net assets available
     for plan benefits                     1,028,101         382,678       1,289,651         279,247         468,896     18,724,556
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year               1,956,314         421,917       5,360,312       1,493,671       1,791,420     63,222,747
                                      --------------  --------------  --------------  --------------  --------------  -------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                   $2,984,415         $804,595      $6,649,963      $1,772,918      $2,260,316    $81,947,303
                                      ==============  ==============  ==============  ==============  ==============  =============




                          The accompanying notes are an integral part of this financial statement.

                          BUTLER MANUFACTURING COMPANY

                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company. These expenses can be charged against the Plan or paid by the Company, as the Company elects.

Eligibility

All full-time salaried and nonunion hourly employees are eligible.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.  CONTRIBUTIONS:

Employees may contribute to the Plan from 1 percent to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity. At the discretion of the board of directors and based on the Company's profitability, employee contributions up to 6 percent of compensation will be matched 30 percent by the Company. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability or death. Effective January 1, 1997, the Plan was amended to require that one-third of all company-matching contributions be invested in the Butler Common Stock Fund.

3.  DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

Distributions payable to vested participants at December 31, 1998 and 1997, were $618,726 and $866,964, respectively. These amounts are included in net assets available for benefits in the accompanying financial statements and are shown as liability of the Plan for purposes of the Form 5500.

4.  IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principle residence, or to prevent eviction from a principal residence.

5.  LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6.  FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated January 21, 1999, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has not been amended since receiving the determination letter, therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN
           LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998


                                                                                       Fair
 Shares                         Description                            Cost           Value
---------  -----------------------------------------------------  --------------  --------------
           *Fidelity Management Trust Company-

9,221,788  Managed Income Portfolio                                  $ 9,221,787     $ 9,221,787

  645,099  Puritan Fund                                               11,088,539      12,947,133

  233,669  Magellan Fund                                              19,436,181      28,231,877

  236,451  Equity Income Fund                                          9,623,660      13,134,872

   67,521  International Growth Fund                                   1,337,203       1,411,862

   68,750  Asset Manager                                               1,197,782       1,195,558

  155,543  Asset Manager Growth                                        2,752,288       2,905,550

   63,385  Asset Manager Income                                          768,250         780,900

6,490,185  Retirement Money Market Trust                               6,490,185       6,490,185

  182,968  Butler Stock Fund                                           1,609,177       1,176,481

        -  Participant loans    outstanding, 9.0% to 10.0%                     -       2,260,316

           *Party-in-interest to the Plan


                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN
                 LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                         Purchases                        Sales
                                                  -----------------------  ---------------------------------
                                                   Number of     Total      Number of    Selling      Net
                  Description                     Transaction     Cost     Transaction    Price       Gain
------------------------------------------------  -----------  ----------  -----------  ----------  --------
Fidelity Management Trust Company-

  Puritan Fund                                        186      $3,326,555      143      $1,087,081  $132,663
  Magellan Fund                                       202       6,093,133      147       2,768,775   498,686
  Equity Income Fund                                  189       3,150,468      144       2,483,579   495,242
  Managed Income Portfolio                            130       2,806,898      134       1,316,048         -
  Retirement Money Market Trust                       154       2,924,625      143       1,642,449         -

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   BUTLER EMPLOYEE SAVINGS TRUST




Date: June 29, 1999                               By:  /s/  Larry C. Miller
                                                  -------------------------------
                                                  Larry C. Miller, Member of  the
                                                   Administrative Committee

                                 EXHIBIT  INDEX



                Exhibit
                Number        Description
                -------  --------------------------------------

                  23     Consent of Independent Accountant






                                       12